July 11, 2008

Via Fax & Edgar

Ms. Tia Jenkins

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549-7010

Re:	Chase Packaging Corporation
Form 10-KSB for Fiscal Year Ended December 31, 2007
Filed March 31, 2008
File No. 000-21609

Dear Ms. Jenkins,

This letter provides the response of Chase Packaging Corporation (“the Company”) to the comments from the staff of the Securities and Exchange Commission on Form 10-KSB for fiscal year ended December 31, 2007 contained in your letter dated June 25, 2008.  For your convenience, we have included your comment in bold type along with our responses.

FORM 10-KSB FOR FISCAL YEAR ENDED DECEMBER 31, 2007

Item 8A – Controls and Procedures

Management’s Annual Report on Internal Control over Financial Reporting, page 18

1.              It appears from your disclosure that you have identified a material weakness in your internal control over financial reporting ( i.e. segregation of duties ), but you have concluded that your internal control of financial reporting was effective.  Please note that it does not appear appropriate to conclude that your internal control over financial reporting is effective if there are one or more material weaknesses.  Please refer to the guidance in Item 308T(a)(3) of Regulation S-B and revise your filing accordingly.

Response:  The disclosure relating to segregation of duties, which is contained in “Management’s Annual Report on Internal Control Over Financial Reporting,” was not deemed by management of the Company to be a material weakness.  The language in the disclosure states that the segregation of duties internal control matter was considered by management to be only a “deficiency.”

This apparent deficiency stems from the fact that the Company has only one employee who performs all of the financial and bookkeeping activities.  However, as is permitted by the PCAOB for smaller reporting companies, the Company overcomes this apparent deficiency by using an alternative control of having the financial and bookkeeping activities of this single employee overseen by the Company’s Chief Executive Officer and/or the Company’s Vice President.  This is why the Company stated in its filed Form 10-KSB that management of the Company has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2007.

Even if it were to be determined that the alternative control referred to in the preceding paragraph was not fully effective to overcome such apparent deficiency, management is confident in its conclusion that such matter does not rise to the level of a “material weakness” which is defined by the SEC as being “a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the registrant’s annual or interim financial statements will not be prevented or detected on a timely basis.”  Especially in view of the fact that the primary activities of this sole employee consist only of writing approximately five to ten checks each month on the Company’s bank account and providing this information to the Company’s accountants and attorneys for preparation of financial statements and SEC reports, the oversight of this sole employee’s limited activities by senior officers is deemed fully effective in preventing any material misstatement of the Company’s annual or interim financial statements.

The Company acknowledges the following:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter is responsive to your comments.  If you have any questions with respect to the foregoing, please contact me at (732) 741-1500.

Sincerely,

/s/ Allen T. McInnes
Allen T. McInnes
Chairman, President and Treasurer